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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                  Date examination completed:
811-3605                                                                April 30, 2002
----------------------------------------------------------------------------------------------------------------------------------
2. State identification Number:
       ---------------------------------------------------------------------------------------------------------------------------
       AL                  AK                   AZ                  AR                   CA                  CO
       ---------------------------------------------------------------------------------------------------------------------------
       CT                  DE                   DC                  FL                   GA                  HI
       ---------------------------------------------------------------------------------------------------------------------------
       ID                  IL                   IN                  IA                   KS                  KY
       ---------------------------------------------------------------------------------------------------------------------------
       LA                  ME                   MD                  MA                   MI                  MN
       ---------------------------------------------------------------------------------------------------------------------------
       MS                  MO                   MT                  NE                   NV                  NH
       ---------------------------------------------------------------------------------------------------------------------------
       NJ                  NM                   NY                  NC                   ND                  OH
       ---------------------------------------------------------------------------------------------------------------------------
       OK                  OR                   PA                  RI                   SC                  SD
       ---------------------------------------------------------------------------------------------------------------------------
       TN                  TX                   UT                  VT                   VA                  WA
       ---------------------------------------------------------------------------------------------------------------------------
       WV                  WI                   WY                  PUERTO RICO
       ---------------------------------------------------------------------------------------------------------------------------
       Other (specify):
----------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
The Northern Institutional Funds
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
50 S. LaSalle, Chicago, Illinois 60675
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

 1. All items must be completed by the investment company.

 2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

 3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198 (9-95)

                     Report of Management on Compliance with
                Rule 17f-2 of the Investment Company Act of 1940

July 31, 2002

We, as members of management of The Northern Institutional Funds (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of April 30, 2002, and from November 30, 2001 through April 30, 2002. The Portfolios comprising The Northern Institutional Funds are as follows:

----------------------------------------------------------------------------------------------------------------
Equity Portfolios                       Fixed Income Portfolios                  Money Market Portfolios
-----------------                       -----------------------                  -----------------------
----------------------------------------------------------------------------------------------------------------
Balanced Portfolio                      Bond Portfolio                           Diversified Assets Portfolio
----------------------------------------------------------------------------------------------------------------
Diversified Growth Portfolio            Core Bond Portfolio                      Government Portfolio
----------------------------------------------------------------------------------------------------------------
Equity Index Portfolio                  Intermediate Bond Portfolio              Government Select Portfolio
----------------------------------------------------------------------------------------------------------------
Focused Growth Portfolio                International Bond Portfolio             Tax-Exempt Portfolio
----------------------------------------------------------------------------------------------------------------
International Equity Index Portfolio    Short-Intermediate Bond Portfolio        Liquid Assets Portfolio
----------------------------------------------------------------------------------------------------------------
International Growth Portfolio          U.S. Government Securities Portfolio     Municipal Portfolio
----------------------------------------------------------------------------------------------------------------
Small Company Index Portfolio           U.S. Treasury Index Portfolio
----------------------------------------------------------------------------------------------------------------
MidCap Growth Portfolio
----------------------------------------------------------------------------------------------------------------
Small Company Growth Portfolio
----------------------------------------------------------------------------------------------------------------

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2002, and from November 30, 2001 through April 30, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds.

The Northern Institutional Funds

By: /s/ Stuart Schuldt
    ------------------
    Stuart Schuldt, Assistant Treasurer, Northern Institutional Funds Senior Vice President, Northern Trust Company-Fund Administration

By: /s/ Brian Ovaert
    ----------------
    Brian Ovaert, Treasurer, Northern Institutional Funds
    Senior Vice President, Northern Trust Company-Fund Accounting, Transfer Agent and Fund Administration

                        Report of Independent Accountants


To the Board of Trustees
The Northern Institutional Funds


We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that The Northern Institutional Funds (the "Funds") complied with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from November 30, 2001, (the date of our last examination) through April 30, 2002:

.. Count and inspection of all securities and similar investments located in the vaults of The Northern Trust Company in Chicago, New York and London, without prior notice to management;

.. Confirmation, or alternate procedures, of all domestic securities and similar investments held by institutions in book entry form at the Depository Trust Company, the Federal Reserve Bank of Chicago and the Participants' Trust Company;

.. Confirmation, or alternate procedures, of all foreign securities and similar investments held by various foreign sub-custodians;

.. Confirmation, or alternate procedures, of all securities and similar investments out for transfer with brokers;

.. Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and The Northern Trust Company;

Board of Trustees
The Northern Institutional Funds                                         Page 2

.. Confirmation, or alternate procedures, of all repurchase agreements with brokers/banks and agreement of underlying collateral with The Northern Trust Company's records; and

.. Agreement of three investment purchases and three investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Northern Institutional Funds complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2002, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of trustees and management of The Northern Institutional Funds and the Securities and Exchange Commission and is not intended to be and should not be used by any one other than these specified parties.



                                                /s/ ERNST & YOUNG LLP


Chicago, Illinois
July 31, 2002